Joanne R. Soslow
215.963.5262
jsoslow@morganlewis.com

January 4, 2012

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628
Attention:              David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

Re:                          Tucows Inc.
Schedule TO-I
Filed December 20, 2011
File No. 5-49487

Dear Mr. Orlic:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 28, 2011, to Mr. Elliot Noss, Chief Executive Officer of the Company, with respect to the Company’s Schedule TO-I (the “Schedule TO-I”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

As indicated below, the Company has made changes to the referenced disclosure in an Amendment No. 2 to Schedule TO-I (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.  Amendment No. 2 also contains certain non-material changes and additions resulting from management’s ongoing review of the disclosures contained therein.

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 2 as filed via EDGAR; and (iii) Amendment No. 2, marked to show changes against the initial Schedule TO-I, as filed with the Commission on December 20, 2011.

Securities and Exchange Commission
January 4, 2011

Until when can I withdraw my previously tendered shares?, page v

1.
We believe that the date after which security holders may withdraw tendered securities if not yet accepted for payment is February 16, 2011, rather than February 17, 2011.  Please advise, or revise your disclosure.

The Company has revised the date after which security holders may withdraw tendered securities if not yet accepted for payment in Amendment No. 2 to February 16, 2012.

Proration, page 4

2.
You include within the definition of “odd lot” holder those persons owning 100 shares, instead of limiting this to persons owning less than 100 shares.  Accepting by lot securities tendered by persons owning 100 shares, before prorating securities tendered by others, appears inconsistent with Rule 13e-4(f)(3)(i).  Please advise, or revise your disclosure.

The Company has revised the definition of “odd lot” holder in Amendment No. 2 to persons owning less than 100 shares.

Interest of Directors and Executive Officers; Transactions…., page 16

3.
Please confirm that the issuer has not engaged in any transactions in the common stock during the past 60 days, or direct us to disclosure responsive to Item 1008(b) of Regulation M-A.  See Instruction 1(d) of Item 1008(b).  We note the recent announcement regarding your stock buyback program, which appears to authorize, among other things, open market purchases.  In this regard, please also advise as to compliance with Rule 14e-5 and/or Rule 13e-4(f)(6).

The Company has included specific disclosure in Amendment No. 2 for each transaction in the common stock during the past 60 days.  In order to comply with Rule 14e-5 and Rule 13e-4(f)(6), the Company has suspended its stock buyback program through the period ending at least ten business days after the date of termination of the Company’s tender offer, as disclosed in the Company’s press release dated December 15, 2011.

Source and Amount of Funds, page 19

4.
Please disclose whether or not you have alternative financing arrangements or plans, and any plans or arrangements to finance or repay the 2011 Demand Loans.  See Items 1007(b) and 1007(d)(2) of Regulation M-A, respectively.

While the Company has no alternative financing arrangements or plans in the event that the amounts allocated under the existing facility are no longer available to fund the repurchase of shares tendered in the tender offer, it is currently in compliance with the covenants contained in the 2011 Demand Loans.  However, in the event the 2011 Demand Loans are not available, the Company will be required to amend the tender offer to reduce the number of shares it is offering to purchase, and to extend the expiration of the offer pursuant to the tender offer rules.  The Company also has no formal plans to repay the 2011 Demand Loans, but intends to repay such loans in accordance with their terms.  The Company has revised Amendment No. 2 to so state.

Securities and Exchange Commission
January 4, 2011

Exhibit (a)(1)(C) – Notice of Guaranteed Delivery

5.	This exhibit as filed is only partially complete. Please refile this document in its entirety.

The Company has refiled Exhibit (a)(1)(C) – Notice of Guaranteed Delivery in its entirety.  The omission from the original filing was due to an error in edgarization, but the Company has confirmed that the entire Notice of Guaranteed Delivery was sent to shareholders with the Schedule TO-I.

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Elliot Noss, Chief Executive Officer of the Company, accompanies this response.
*****************************************

If you have any questions, please feel free to contact me at (215) 963-5262

Very truly yours,

/s/ Joanne R. Soslow
JRS/jtz
Enclosures
c:           Elliott Noss, Tucows Inc.
bcc:           Michael Cooperman, Tucows Inc.

January 4, 2011

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628
Attention:              David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

Re:                          Tucows Inc.
Schedule TO-I
Filed December 20, 2011
File No. 5-49487

Dear Mr. Orlic:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 28, 2011, to me with respect to the above referenced filing, Tucows Inc. (the “Company”) hereby acknowledges the following:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:  /s/ Elliot Noss
     Name:     Elliot Noss
     Title:       Chief Executive Officer